SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934


                          ENCORE MEDICAL CORPORATION
--------------------------------------------------------------------------------
                               (Name of Issuer)

                        Common Stock ($0.001 par value)
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                   29256E109
--------------------------------------------------------------------------------
                                (CUSIP Number)

                                 Chinh E. Chu
                             The Blackstone Group
                                345 Park Avenue
                           New York, New York 10154
                                (212) 583-5000

                                   Copy to:

                          William R. Dougherty, Esq.
                        Simpson Thacher & Bartlett LLP
                             425 Lexington Avenue
                           New York, New York 10017
                                (212) 455-2000
--------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                 June 30, 2006
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If a filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Sections 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Exchange Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29256E109

--------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Grand Slam Acquisition Corp.

--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) / /
                                                                     (b) / /

--------------------------------------------------------------------------------
   3     SEC USE ONLY

--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS

         BK, OO

--------------------------------------------------------------------------------
   5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) or 2(e)                                                / /

--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware

--------------------------------------------------------------------------------

                            7    SOLE VOTING POWER
                           ----------------------------------------------------
      NUMBER OF             8    SHARED VOTING POWER
        SHARES
BENEFICIALLY OWNED BY            10,879,760*
         EACH              ----------------------------------------------------
      REPORTING             9    SOLE DISPOSITIVE POWER
        PERSON             ----------------------------------------------------
         WITH              10    SHARED DISPOSITIVE POWER

                                 10,879,760

--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   10,879,760*

--------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                          / /

--------------------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  15.3% (See Item 5)

--------------------------------------------------------------------------------
   14    TYPE OF REPORTING PERSON

                   CO
--------------------------------------------------------------------------------
* Beneficial ownership of the shares of common stock referred to herein is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such shares as a result of the Galen Voting Agreement and Management Voting Agreement described in Item
     4 hereof. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any of the shares of common stock referred to herein for purposes of

     Section 13(d) of the Exchange Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

CUSIP No. 29256E109

--------------------------------------------------------------------------------
   1    NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Grand Slam Holdings, LLC

--------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) / /
                                                                       (b) / /

--------------------------------------------------------------------------------
   3    SEC USE ONLY

--------------------------------------------------------------------------------
   4    SOURCE OF FUNDS

        BK, OO

--------------------------------------------------------------------------------
   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEM 2(d) or 2(e)                                                  / /

--------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------

                         7    SOLE VOTING POWER

                        -------------------------------------------------------
      NUMBER OF          8    SHARED VOTING POWER
        SHARES
BENEFICIALLY OWNED BY          10,879,760*
         EACH           -------------------------------------------------------
      REPORTING          9    SOLE DISPOSITIVE POWER
        PERSON
         WITH           -------------------------------------------------------
                        10    SHARED DISPOSITIVE POWER

                              10,879,760*

--------------------------------------------------------------------------------
   11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 10,879,760*

--------------------------------------------------------------------------------
   12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                         / /

--------------------------------------------------------------------------------
   13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                 15.3% (See Item 5)

--------------------------------------------------------------------------------
   14   TYPE OF REPORTING PERSON

                   OO
--------------------------------------------------------------------------------
* Beneficial ownership of the shares of common stock referred to herein is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such shares as a result of the Galen Voting Agreement and Management Voting Agreement described in Item
     4 hereof. Neither the filing of
     this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any of the shares of common stock referred to herein for purposes of Section 13(d) of the Exchange Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

CUSIP No. 29256E109


--------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Blackstone Capital Partners V L.P.

--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) / /
                                                                      (b) / /

--------------------------------------------------------------------------------
   3     SEC USE ONLY

--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS

         BK, OO

--------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) or 2(e)                                                / /

--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware

--------------------------------------------------------------------------------
                          7    SOLE VOTING POWER

      NUMBER OF          -------------------------------------------------------
        SHARES            8   SHARED VOTING POWER
BENEFICIALLY OWNED BY
         EACH                 10,879,760*
      REPORTING          -------------------------------------------------------
        PERSON            9   SOLE DISPOSITIVE POWER
         WITH
                        -------------------------------------------------------
                         10   SHARED DISPOSITIVE POWER

                              10,879,760*

--------------------------------------------------------------------------------
   11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 10,879,760*
--------------------------------------------------------------------------------
   12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                          / /
--------------------------------------------------------------------------------
   13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                 15.3% (See Item 5)
--------------------------------------------------------------------------------
   14   TYPE OF REPORTING PERSON

                   PN
--------------------------------------------------------------------------------
* Beneficial ownership of the shares of common stock referred to herein is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such shares as a result of the Galen Voting Agreement and Management Voting Agreement described in Item
     4 hereof. Neither the filing of this

     Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any of the shares of common stock referred to herein for purposes of
     Section 13(d) of the Exchange Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

CUSIP No. 29256E109

--------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Blackstone Family Investment Partnership V L.P.

--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) / /
                                                                     (b) / /

--------------------------------------------------------------------------------
   3     SEC USE ONLY

--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS

         BK, OO

--------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) or 2(e)                                                / /

--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
--------------------------------------------------------------------------------

                           7     SOLE VOTING POWER
      NUMBER OF
        SHARES            ------------------------------------------------------
BENEFICIALLY OWNED BY      8     SHARED VOTING POWER
         EACH
      REPORTING                  10,879,760*
        PERSON            -----------------------------------------------------
         WITH              9     SOLE DISPOSITIVE POWER

                          ------------------------------------------------------
                          10     SHARED DISPOSITIVE POWER

                                 10,879,760*

--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   10,879,760*

--------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                          / /

--------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   15.3% (See Item 5)

--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON

                   PN
--------------------------------------------------------------------------------
* Beneficial ownership of the shares of common stock referred to herein is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such shares as a result of the Galen Voting Agreement and Management Voting Agreement described in Item
     4 hereof. Neither the filing of
     this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any of the shares of common stock referred to herein for purposes of Section 13(d) of the Exchange Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

CUSIP No. 29256E109

--------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Blackstone Family Investment Partnership V-A L.P.

--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) / /
                                                                      (b) / /

--------------------------------------------------------------------------------
   3     SEC USE ONLY

--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS

         BK, OO

--------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) or 2(e)                                                / /

--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware

--------------------------------------------------------------------------------
      NUMBER OF           7    SOLE VOTING POWER
        SHARES           -------------------------------------------------------
BENEFICIALLY OWNED BY     8    SHARED VOTING POWER
         EACH
      REPORTING                10,879,760*
        PERSON           -------------------------------------------------------
         WITH             9    SOLE DISPOSITIVE POWER

                        --------------------------------------------------------
                         10    SHARED DISPOSITIVE POWER

                               10,879,760*

--------------------------------------------------------------------------------
   11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 10,879,760*

--------------------------------------------------------------------------------
   12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                          / /

--------------------------------------------------------------------------------
   13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                 15.3% (See Item 5)

--------------------------------------------------------------------------------
   14   TYPE OF REPORTING PERSON

                 PN
--------------------------------------------------------------------------------
* Beneficial ownership of the shares of common stock referred to herein is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such shares as a result of the Galen Voting Agreement and Management Voting Agreement described in Item
     4 hereof. Neither the filing of
     this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any of the shares of common stock referred to herein for purposes of Section 13(d) of the Exchange Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

CUSIP No. 29256E109



-------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Blackstone Participation Partnership V L.P.

--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) / /
                                                                      (b) / /

--------------------------------------------------------------------------------
   3     SEC USE ONLY

--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS

         BK, OO

--------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) or 2(e)                                                / /

--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware

--------------------------------------------------------------------------------
      NUMBER OF            7    SOLE VOTING POWER
        SHARES            ------------------------------------------------------
BENEFICIALLY OWNED BY      8    SHARED VOTING POWER
         EACH
      REPORTING                 10,879,760*
        PERSON            ------------------------------------------------------
         WITH              9    SOLE DISPOSITIVE POWER

                          ------------------------------------------------------
                          10    SHARED DISPOSITIVE POWER

                                10,879,760*

-------------------------------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  10,879,760*

-------------------------------------------------------------------------------
   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                        / /

-------------------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  15.3% (See Item 5)

-------------------------------------------------------------------------------
   14    TYPE OF REPORTING PERSON

                  PN
-------------------------------------------------------------------------------
* Beneficial ownership of the shares of common stock referred to herein is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such shares as a result of the Galen Voting Agreement and Management Voting Agreement described in Item
     4 hereof. Neither the filing of
     this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any of the shares of common stock referred to herein for purposes of Section 13(d) of the Exchange Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

CUSIP No. 29256E109

--------------------------------------------------------------------------------

   1     NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Blackstone Management Associates V L.L.C.

--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) / /
                                                                     (b) / /

--------------------------------------------------------------------------------
   3     SEC USE ONLY

--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS

         BK, OO

--------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) or 2(e)                                               / /

--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware

--------------------------------------------------------------------------------

      NUMBER OF            7    SOLE VOTING POWER
        SHARES
BENEFICIALLY OWNED BY     ------------------------------------------------------
         EACH              8    SHARED VOTING POWER
      REPORTING
        PERSON                  10,879,760*
        WITH              ------------------------------------------------------
                           9    SOLE DISPOSITIVE POWER

                        --------------------------------------------------------
                          10    SHARED DISPOSITIVE POWER

                                10,879,760*
--------------------------------------------------------------------------------

   11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 10,879,760*
--------------------------------------------------------------------------------

   12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                          / /

--------------------------------------------------------------------------------

   13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                 15.3% (See Item 5)
--------------------------------------------------------------------------------

   14     TYPE OF REPORTING PERSON

                   OO
--------------------------------------------------------------------------------
* Beneficial ownership of the shares of common stock referred to herein is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such shares as a result of the Galen Voting Agreement and Management Voting Agreement described in Item
     4 hereof. Neither the filing of
     this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any of the shares of common stock referred to herein for purposes of Section 13(d) of the Exchange Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

CUSIP No. 29256E109

--------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         BMA V L.L.C.

--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) / /
                                                                    (b) / /

--------------------------------------------------------------------------------
   3     SEC USE ONLY

--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS

         BK, OO

--------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) or 2(e)                                              / /

--------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
--------------------------------------------------------------------------------

      NUMBER OF            7    SOLE VOTING POWER
        SHARES
BENEFICIALLY OWNED BY     ------------------------------------------------------
         EACH              8    SHARED VOTING POWER
      REPORTING
        PERSON                  10,879,760*
         WITH             ------------------------------------------------------

                           9    SOLE DISPOSITIVE POWER

                        --------------------------------------------------------
                          10    SHARED DISPOSITIVE POWER

                                10,879,760*
--------------------------------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  10,879,760*

--------------------------------------------------------------------------------
   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                        / /

--------------------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  15.3% (See Item 5)
--------------------------------------------------------------------------------

   14    TYPE OF REPORTING PERSON

                   OO
--------------------------------------------------------------------------------
* Beneficial ownership of the shares of common stock referred to herein is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such shares as a result of the Galen Voting Agreement and Management Voting Agreement described in Item
     4 hereof. Neither the filing of
     this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any of the shares of common stock referred to herein for purposes of Section 13(d) of the Exchange Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

CUSIP No. 29256E109


--------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Peter G. Peterson

--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) / /
                                                                      (b) / /

--------------------------------------------------------------------------------
   3     SEC USE ONLY


--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS

         BK, OO

--------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) or 2(e)                                                / /

--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

          United States

--------------------------------------------------------------------------------

      NUMBER OF            7    SOLE VOTING POWER
        SHARES
BENEFICIALLY OWNED BY    -------------------------------------------------------
         EACH              8    SHARED VOTING POWER
      REPORTING
        PERSON                  10,879,760*
         WITH            -------------------------------------------------------
                           9    SOLE DISPOSITIVE POWER

                         -------------------------------------------------------
                          10    SHARED DISPOSITIVE POWER

                                10,879,760*

--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   10,879,760*

--------------------------------------------------------------------------------
   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                         / /

--------------------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  15.3% (See Item 5)

--------------------------------------------------------------------------------
   14    TYPE OF REPORTING PERSON

                   IN
--------------------------------------------------------------------------------
* Beneficial ownership of the shares of common stock referred to herein is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such shares as a result of the Galen Voting Agreement and Management Voting Agreement described in Item
     4 hereof. Neither the filing of
     this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any of the shares of common stock referred to herein for purposes of Section 13(d) of the Exchange Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

CUSIP No. 29256E109

--------------------------------------------------------------------------------

   1     NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Stephen A. Schwarzman

--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) / /
                                                                     (b) / /

--------------------------------------------------------------------------------
   3     SEC USE ONLY

--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS

         BK, OO

--------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) or 2(e)                                               / /

--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

          United States

--------------------------------------------------------------------------------
       NUMBER OF            7    SOLE VOTING POWER
        SHARES
BENEFICIALLY OWNED BY   --------------------------------------------------------
         EACH               8    SHARED VOTING POWER
      REPORTING
        PERSON                   10,879,760*
         WITH           --------------------------------------------------------
                            9    SOLE DISPOSITIVE POWER

                        --------------------------------------------------------
                          10    SHARED DISPOSITIVE POWER

                                 10,879,760*

--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   10,879,760*

--------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                         / /

--------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   15.3% (See Item 5)

--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON

                   IN
--------------------------------------------------------------------------------
* Beneficial ownership of the shares of common stock referred to herein is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such shares as a result of the Galen Voting Agreement and Management Voting Agreement described in Item
     4 hereof. Neither the filing of
     this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any of the shares of common stock referred to herein for purposes of Section 13(d) of the Exchange Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

ITEM 1.  SECURITY AND ISSUER.

     This Statement on Schedule 13D (the "Schedule 13D") relates to the shares of common stock, par value $0.001 per share (the "Common Stock") of Encore Medical Corporation, a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 9800 Metric Blvd., Austin, Texas 78758.

ITEM 2.  IDENTITY AND BACKGROUND.

     This Schedule 13D is being filed jointly by:

     (i) Grand Slam Acquisition Corp., a Delaware corporation ("BCP
Acquisition");

     (ii) Grand Slam Holdings, LLC, a Delaware limited liability company ("BCP Holdings" and, together with BCP Acquisition, the "BCP Acquisition Entities"), the sole equity holder of BCP Acquisition;

     (iii) Blackstone Capital Partners V L.P., a Delaware limited partnership ("BCP V"), Blackstone Family Investment Partnership V L.P., a Delaware limited partnership ("BFIP"), Blackstone Family Investment Partnership V-A L.P., a Delaware limited partnership ("BFIP-A"), and Blackstone Participation Partnership V L.P., a Delaware limited partnership (together with BCP V, BFIP and BFIP-A the "Blackstone Partnerships"), which collectively own all of the equity in BCP Holdings;

     (iv) Blackstone Management Associates V L.L.C., a Delaware limited liability company ("BMA"), in its capacity as the general partner of the Blackstone Partnerships;

     (v) BMA V L.L.C. a Delaware limited liability company ("BMA V"), in its capacity as sole member of BMA;

     (vi) Mr. Peter G. Peterson; and

     (vii) Mr. Stephen A. Schwarzman (the foregoing, collectively, the "Reporting Persons").

     Each of the BCP Acquisition Entities was formed to effect the transactions described in Item 4 below and has not engaged in any activities other than those incident to its formation and such transactions. The principal business address of BCP Acquisition and BCP Holdings is c/o The Blackstone Group, 345 Park Avenue, New York, New York 10154, Attn: Chinh E. Chu.

     The principal business of the Blackstone Partnerships is investing in securities and committing capital to facilitate corporate restructurings, leveraged buyouts, bridge financings and other investments. BMA is the sole general partner of the Blackstone Partnerships. The principal business of BMA consists of performing the functions of, and serving as, the sole general partner of the Blackstone Partnerships. BMA V is the sole member of BMA. The principal business of BMA V consists of performing the functions of, and serving as, the sole member of BMA. The principal business address of the Blackstone Partnerships,

     BMA and BMA V is c/o The Blackstone Group, 345 Park Avenue, New York, New York 10154, Attn: Chinh E. Chu.

     Messrs. Peter G. Peterson and Stephen A. Schwarzman are the founding members and the controlling persons of BMA V. Each of Messrs. Peterson and Schwarzman is a United States citizen. The principal occupation of each of Messrs. Peterson and Schwarzman is serving as an executive of one or more of the Blackstone Partnerships, BMA and their affiliates. The business address of each of Messrs. Peterson and Schwarzman is c/o The Blackstone Group, 345 Park Avenue, New York, New York 10154.

     During the last five years, none of the Reporting Persons and, to the best knowledge of the Reporting Persons, none of the persons listed on
Schedule I, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding has been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violations of such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The BCP Acquisition Entities estimate that the total amount of funds required to purchase all of the outstanding Common Stock of the Company pursuant to the transaction referred to in item 4 below, to repay in full all outstanding indebtedness under the Company's existing credit facility and to consummate a tender offer and related consent solicitation with respect to the Company's and its subsidiaries' outstanding senior subordinated notes will be approximately $870.0 million, including related fees and expenses. The BCP Acquisition Entities currently expect that this amount will be funded by approximately $330.0 million in common equity and $540.0 million from the incurrence or issuance of new indebtedness. The BCP Acquisition Entities currently expect such new indebtedness to be provided through (a) the incurrence of $325.0 million of indebtedness under a new senior secured term loan facility (the "Term Facility") and (b) either (i) the incurrence of $215.0 million of indebtedness under a new senior subordinated bridge loan facility (the "Bridge Facility") or (ii) the issuance of $215.0 million of new senior subordinated notes (the "Notes"). The Blackstone Partnerships and their affiliates expect to provide the common equity. The BCP Acquisition Entities have obtained commitments for $540.0 million of indebtedness to be provided by Bank of America, N.A., Bank of America Bridge LLC and Credit Suisse under each of the Term Facility and the Bridge Facility pursuant to a commitment letter, dated June 30, 2006 (the "Commitment Letter"). The Commitment Letter is attached as Exhibit 5 to this Schedule 13D.

     The BCP Acquisition Entities currently expect that the indebtedness to be incurred under the Term Facility will mature seven years after the date of such incurrence and that the indebtedness, if any, incurred under the Bridge Facility will mature one year after the date of such incurrence and shall automatically be rolled over to new term loans with an additional nine year term. The term of any Notes issued shall be governed by market conditions at the time of issuance.

     The BCP Acquisition Entities expect that the indebtedness under the Term Facility will accrue interest at a rate per annum based on LIBOR or a base rate plus a spread (the "Term Loan Spread"). The BCP Acquisition Entities currently expect that the Term Loan Spread will be 2.00% for LIBOR loans or 1.00% for base rate loans.

     The BCP Acquisition Entities expect that the indebtedness under the Bridge Facility will accrue interest at a rate per annum based on LIBOR plus a spread (the "Bridge Spread"). The BCP Acquisition Entities currently expect that the Bridge Spread will initially be 5.50%, subject to an increase of 0.50% on the six month anniversary of the incurrence of such indebtedness and an additional 0.50% increase at the end of each subsequent three-month period, subject to a cap. The BCP Acquisition Entities may refinance the Bridge Facility with the issuance of debt securities, including the Notes.

ITEM 4.  PURPOSE OF THE TRANSACTION.

     The response to Item 3 is hereby incorporated by reference.

     On May 17, 2006, at the request of the Company, BMA, on behalf of BCP V and affiliated funds, submitted a letter to the Company outlining a proposal to acquire the Company in a public to private transaction (the "Transaction").

     On June 30, 2006, the Company issued a press release that it had entered into an agreement and plan of merger (the "Merger Agreement") with the BCP Acquisition Entities, pursuant to which, among other things, the Company would become wholly owned by BCP Holdings. The Company entered into the Merger Agreement based on the unanimous recommendation by a special committee comprised of independent directors of the Company's board of directors and the unanimous consent of its full Board of Directors.

     Concurrently with execution of the Merger Agreement, the BCP Acquisition Entities entered into a voting agreement dated as of June 30, 2006, with Galen Partners III, L.P., Galen Partners International III, L.P., and Galen Employee Fund III, L.P. (each a "Galen Holder", and collectively, the "Galen Holders") (the "Galen Voting Agreement"), relating to the 10,088,724 shares of Common Stock beneficially owned by the Galen Holders or any shares of Common Stock over which any Galen Holder acquires beneficial ownership subsequent to the date of the Galen Voting Agreement (collectively, the "Galen Subject Shares"). Pursuant to the Galen Voting Agreement, and during the Voting Period (as defined below), each Galen Holder has agreed to vote or execute consents with respect to all Galen Subject Shares beneficially owned as of the applicable record date in favor of the approval of the Merger Agreement and the transactions contemplated by the Merger Agreement, at any meeting (or any adjournment or postponement thereof) of, or in connection with any proposed action by written consent of, the holders of any class or classes of capital stock of the Company at or in connection with which any of such holders vote or execute consents with respect to any of the foregoing matters.

     In addition, each Galen Holder has also agreed, during the Voting Period, to vote or execute consents, as applicable, with respect to the Galen Subject Shares beneficially owned by it as of the applicable record date (or cause to be voted or a consent to be executed with respect to the Galen Subject Shares beneficially owned by it as of the applicable record date) against each of the matters set forth in clauses (i) or (ii) below at any meeting (or any adjournment or postponement thereof) of, or in connection with any proposed action by written consent of, the holders of any class or classes of capital stock of the Company at or in connection with which any of such holders vote or execute consents with respect to any of the following matters:
(i) any action, proposal, transaction or agreement involving the Company or any of its subsidiaries that would reasonably be expected to, in any material respect, prevent, impede, frustrate, interfere with, delay, postpone or adversely affect the Transaction or the other transactions contemplated by the Merger Agreement; or (ii) any Acquisition Proposal (as defined below), other than an Acquisition Proposal made by BCP Holdings.

     The Galen Holders have appointed BCP Holdings as their proxy and attorney-in-fact, with full power of substitution and resubstitution, to vote or act by written consent during the Voting Period with respect to the Galen Subject Shares in accordance with the Galen Voting Agreement.

     In addition, pursuant to the Galen Voting Agreement, the Galen Holders have agreed, during the Voting Period, not to transfer any or all of the Galen Subject Shares beneficially owned by such Galen Holder or deposit any Subject Shares beneficially owned by such Galen Holder in a voting trust or subject any of such Galen Subject Shares beneficially owned by such Galen Holder to any arrangement or agreement with any person (other than BCP Holdings) with respect to the voting or the execution of consents with respect to any such Galen Subject Shares that would reasonably be expected to restrict such Galen Holder's ability to comply with and perform such Galen Holder's covenants and obligations under the Galen Voting Agreement.

     Concurrently with execution of the Merger Agreement, the BCP Acquisition Entities entered into a voting agreement dated as of June 30, 2006, with Kenneth W. Davidson and Harry L. Zimmerman (each a "Management Holder", and collectively, the "Management Holders") (the "Management Voting Agreement"), relating to the 791,036 shares of Common Stock beneficially owned by the Management Holders or any shares of Common Stock over which any Management Holder acquires beneficial ownership subsequent to the date of the Management Voting Agreement (collectively, the "Management Subject Shares"). Pursuant to the Management Voting Agreement, and during the Voting Period, each Management Holder has agreed to vote or execute consents with respect to all Management Subject Shares beneficially owned as of the applicable record date in favor of the approval of the Merger Agreement and the transactions contemplated by the Merger Agreement, at any meeting (or any adjournment or postponement thereof) of, or in connection with any proposed action by written consent of, the holders of any class or classes of capital stock of the Company at or in connection with which any of such holders vote or execute consents with respect to any of the foregoing matters.

     In addition, each Management Holder has also agreed, during the Voting Period, to vote or execute consents, as applicable, with respect to the Management Subject Shares beneficially owned by it as of the applicable record date (or cause to be voted or a consent to be executed with respect to the Management Subject Shares beneficially owned by it as of the applicable record date) against each of the matters set forth in clauses (i) or (ii) below at any meeting (or any adjournment or postponement thereof) of, or in connection with any proposed action by written consent of, the holders of any class or classes of capital stock of the Company at or in connection with which any of such holders vote or execute consents with respect to any of the following matters: (i) any action, proposal, transaction or agreement involving the Company or any of its subsidiaries that would reasonably be expected to, in any material respect, prevent, impede, frustrate, interfere with, delay, postpone or adversely affect the Transaction or the other transactions contemplated by the Merger Agreement; or (ii) any Acquisition Proposal, other than an Acquisition Proposal made by BCP Holdings.

     The Management Holders have appointed BCP Holdings as their proxy and attorney-in-fact, with full power of substitution and resubstitution, to vote or act by written consent during the Voting Period with respect to the Management Subject Shares in accordance with the Voting Agreement.

     Pursuant to the Management Voting Agreement, except for transfers to Permitted Transferees (as defined below), the Management Holders have agreed, during the Voting Period, not to transfer any or all of the Management Subject Shares beneficially owned by such Management Holder or deposit any Management Subject Shares beneficially owned by such Management Holder in a voting trust or subject any of such Management Subject Shares beneficially owned by such Management Holder to any arrangement or agreement with any person (other than BCP Holdings) with respect to the voting or the execution of consents with respect to any such Management Subject Shares that would reasonably be expected to restrict such Management Holder's ability to comply with and perform such Management Holder's covenants and obligations under the Management Voting Agreement.

     "Voting Period" means the period from and including June 30, 2006 through and including the earlier to occur of (i) the Effective Time of the Transaction (as defined in the Merger Agreement) and (ii) the termination of the Merger Agreement by the BCP Acquisition Entities or the Company in accordance with its terms.

     "Acquisition Proposal" means any proposal or offer (i) relating to a merger, reorganization, consolidation, dissolution, sale of substantial assets, tender offer, exchange offer, recapitalization, liquidation, dissolution, joint venture, share exchange or other business combination involving the Company or any of its subsidiaries, (ii) for the issuance by the Company of 20% or more of its equity securities or (iii) to acquire in any manner, directly or indirectly, 20% or more of the capital stock or assets of the Company or any of its subsidiaries, in each case other than the transactions contemplated by the Merger Agreement.

     "Permitted Transferee" means, with respect to any Management Holder, any of the following persons: (i) the spouse of such Management Holder, (ii) the children of such Management Holder, (iii) a trust of which there are no principal beneficiaries other than such Management Holder, such Management Holder's spouse or such Management Holder's children, (iv) upon the death of such Management Holder, the beneficiaries under the terms of any trust or will of the Management Holder or by law of intestate succession, and (v) any charitable foundation or similar charitable organization founded and controlled by such Management Holder or the Management Holder jointly (and which remains under the control of such Management Holder or the Management Holder jointly, as applicable).

     The consummation of the Transaction will be conditioned upon, among other things: (i) shareholder approval of the Transaction; (ii) the absence of any material adverse effect with respect to the Company; (iii) completion of a tender offer and consent solicitation for all of a Company subsidiary's outstanding 9.75% senior subordinated notes; and (iv) the expiration or termination of any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Acts of 1976 and the receipt of other antitrust and regulatory approvals.

     The purpose of the Transaction is to acquire 100% of the equity interest in the Company. Concurrently with consummation of the Transaction, it is contemplated that the Common Stock will be delisted from The NASDAQ National Market and will become eligible for termination of registration pursuant to
Section 12(g)(4) of the Exchange Act.

     The articles of incorporation and by-laws, as amended, of BCP Acquisition in effect immediately prior to the Effective Time, will be the articles of incorporation and by-laws of the surviving corporation in the Transaction. Additionally, the directors of BCP Acquisition immediately prior to the Effective Time will be the directors of the surviving corporation in the Transaction.

     Other than as described above and in the Merger Agreement, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any of the persons listed on Schedule I have any plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D (although they reserve the right to develop such plans or proposals).

     References to, and descriptions of, the Merger Agreement, the Galen Voting Agreement and the Management Voting Agreement in this Item 4 are qualified in their entirety by this reference to the Merger Agreement, the Galen Voting Agreement and the Management Voting Agreement, copies of which are filed as Exhibits 2, 3 and 4, respectively, to this Schedule 13D and which are incorporated by reference in this Item 4 in their entirety where such references and descriptions appear.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

     (a) and (b). The information contained on the cover pages of this
Schedule 13D is incorporated herein by reference. For the purpose of Rule 13d-3 promulgated under the Exchange Act, the BCP Acquisition Entities, by entering into the Galen Voting Agreement with the Galen Holders and the Management Voting Agreement with the Management Holders, may be deemed to have shared voting power and/or shared dispositive power with respect to (and therefore beneficially own) 10,879,760 shares of Common Stock, representing approximately 15.3% of the total outstanding Common Stock. The calculation of the foregoing percentage is based on 71,004,134 shares of common stock outstanding as of May 1, 2006, based on the Company's quarterly report on Form 10-Q for the quarterly period ended April 1, 2006 filed with the Securities and Exchange Commission (the "SEC") on May 10, 2006.

     BCP Holdings, as the sole equity holder of BCP Acquisition has the power to vote and dispose of securities held by BCP Acquisition and may therefore have voting and dispositive power over the shares of Common Stock that BCP Acquisition may be deemed to beneficially own.

     The Blackstone Partnerships, as the holders of the equity interests in BCP Holdings, have shared power to vote and dispose of securities held by BCP Holdings and may therefore have voting and dispositive power over the shares of Common Stock that BCP Holdings may be deemed to beneficially own. In addition, the Blackstone Partnerships may be deemed to indirectly control BCP Acquisition and have shared voting and dispositive power over the shares of Common Stock that BCP Acquisition may be deemed to beneficially own.

     BMA, as the general partner of the Blackstone Partnerships, has the power to vote and dispose of securities held by the Blackstone Partnerships. BMA may therefore be deemed to indirectly control BCP Holdings and BCP Acquisition and have shared voting and dispositive power over the shares of Common Stock that BCP Holdings and BCP Acquisition may be deemed to beneficially own.

     BMA V, as the sole member of BMA, has the power to vote and dispose of securities held by BMA. BMA V may therefore be deemed to indirectly control BCP Holdings and BCP Acquisition and have shared voting and dispositive power over the shares of Common Stock that BCP Holdings and BCP Acquisition may be deemed to beneficially own.

     Messrs. Peterson and Schwarzman have shared power to vote and dispose of securities held by BMA V, and may therefore be deemed to indirectly control BCP Holdings and BCP Acquisition and have shared voting and dispositive power over the shares of Common Stock that BCP Holdings and BCP Acquisition may be deemed to beneficially own.

     Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the Reporting Persons that it is the beneficial owner of any of the shares of Common Stock referred to herein for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed. None of the Reporting Persons or, to the best knowledge of the Reporting Persons, none of the persons listed on Schedule I, has beneficial ownership of any shares of Common Stock, except as described in this Schedule 13D.

     (c) None of the Reporting Persons or, to the best knowledge of the Reporting Persons, none of the persons listed on Schedule I, has engaged in any transaction during the past 60 days in, any shares of Common Stock, except as described in this Schedule 13D.

     (d) Not applicable.

     (e) Not applicable.

     References to, and descriptions of, the Galen Voting Agreement and Management Voting Agreement in this Item 5 are qualified in their entirety by reference to the Galen Voting Agreement and Management Voting Agreement, copies of which are filed as Exhibits 3 and 4 to this Schedule 13D, respectively, and which are incorporated by reference in this Item 5 in their entirety where such references and descriptions appear.

ITEM 6. CONTRACTS, ARRANGEMENTS OR UNDERSTANDINGS WITH RESPECT TO SECURITIES OF THE ISSUER.

     The responses to Items 3, 4 and 5 of this Schedule 13D and Exhibits 2, 3, 4 and 5 are incorporated herein by reference. An affiliate of the Reporting Persons also has agreed to pay customary fees to Credit Suisse Securities
(USA) LLC in the event the Transaction is completed.

     Pursuant to the Merger Agreement, at the Effective Time (as defined in the Merger Agreement), BCP Acquisition will be merged with and into the Company, at which time the separate corporate existence of BCP Acquisition shall cease and the Company shall continue its existence as the surviving corporation (the "Merger"). Upon consummation of the Merger, (i) each share of the common stock, par value $0.01 per share, of BCP Acquisition issued and outstanding immediately prior to the Effective Time shall be converted into and become one fully paid and nonassessable share of common stock, $0.01 par value per share, of the Company; (ii) all shares of Common Stock that are owned by the Company as treasury stock and any shares of Common Stock owned by the BCP Acquisition Entities immediately prior to the Effective Time shall be cancelled and shall cease to exist and no payment shall be made or consideration delivered in respect thereof; and (iii) each share of Common Stock (other than (A) shares to be cancelled (B) shares of Common Stock owned by any wholly-owned subsidiary of the Company, which shall remain outstanding, and (C) dissenting shares issued and outstanding immediately prior to the Effective Time shall be automatically converted as of the Effective Time into the right to receive $6.55 in cash per share, without interest.

     Except as set forth in this Schedule 13D none of the Reporting Persons and, to the best knowledge of the Reporting Persons, none of the persons listed on Schedule I, have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Company, including but not limited to, transfer or voting of any of the securities of the Company, finders' fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting or investment power over the securities of the Company.

     References to, and descriptions of, the Merger Agreement in this Item 6 are qualified in their entirety by reference to the Merger Agreement, a copy of which is filed as Exhibit 2 to this Schedule 13D and which is incorporated by reference in this Item 6 in its entirety where such references and descriptions appear.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

     1. Joint Filing Agreement.

     2. Agreement and Plan of Merger, dated June 30, 2006, among Grand Slam Holdings, LLC, Grand Slam Acquisition Corp. and Encore Medical Corporation (incorporated by reference to Exhibit 2.1 to Encore Medical Corporation's Report on Form 8-K furnished to the SEC on July 3, 2006, File no. 000-26538).

     3. Voting Agreement, dated June 30, 2006, among Grand Slam Holdings, LLC, Grand Slam Acquisition Corp., Galen Partners III, L.P., Galen Partners International III, L.P., and Galen Employee Fund III, L.P.

     4. Voting Agreement, dated June 30, 2006, among Grand Slam Holdings, LLC, Grand Slam Acquisition Corp., Kenneth W. Davidson and Harry L. Zimmerman.

     5. Senior Secured Facilities and Senior Subordinated Bridge Facility Commitment Letter, dated June 30, 2006, among Grand Slam Holdings, LLC, Grand Slam Acquisition Corp., Banc of America Securities LLC, Bank of America, N.A., Bank of America Bridge LLC, Credit Suisse Securities (USA) LLC and Credit Suisse, Cayman Islands Branch.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  July 10, 2006

                         GRAND SLAM ACQUISITION CORP.

                               By:    /s/ Chinh E. Chu
                                      ------------------------
                                      Name:  Chinh E. Chu
                                      Title:  President

                         GRAND SLAM HOLDINGS, LLC

                               By:    /s/ Chinh E. Chu
                                      ------------------------
                                      Name:  Chinh E. Chu
                                      Title:  President

                         BLACKSTONE CAPITAL PARTNERS V L.P.

                         By: Blackstone Management Associates V L.L.C., its General Partner

                               By:    /s/ Chinh E. Chu
                                      -------------------------
                                      Name:  Chinh E. Chu
                                      Title:  Authorized Person

                         BLACKSTONE FAMILY INVESTMENT PARTNERSHIP V L.P.

                         By: Blackstone Management Associates V L.L.C., its General Partner


                               By:    /s/ Chinh E. Chu
                                      -------------------------
                                      Name:  Chinh E. Chu
                                      Title:  Authorized Person

                         BLACKSTONE FAMILY INVESTMENT PARTNERSHIP V-A L.P.

                         By: Blackstone Management Associates V L.L.C., its General Partner


                                 By:    /s/ Chinh E. Chu
                                        -------------------------
                                        Name:  Chinh E. Chu
                                        Title:  Authorized Person

                         BLACKSTONE PARTICIPATION PARTNERSHIP V L.P.

                         By: Blackstone Management Associates V L.L.C., its General Partner


                                 By:    /s/ Chinh E. Chu
                                        ----------------------------
                                        Name:  Chinh E. Chu
                                        Title:  Authorized Person

                         BLACKSTONE MANAGEMENT ASSOCIATES V L.L.C.

                                 By:    /s/ Chinh E. Chu
                                        ----------------------------
                                        Name:  Chinh E. Chu
                                        Title:  Authorized Person

                         BMA V L.L.C.

                                 By:    /s/ Chinh E. Chu
                                        ----------------------------
                                        Name:  Chinh E. Chu
                                        Title:  Senior Managing Director


                         PETER G. PETERSON


                         /s/ Peter G. Peterson
                         ----------------------------


                         STEPHEN A. SCHWARZMAN


                         /s/ Stephen A. Schwarzman
                         ----------------------------

                                  Schedule I


Officers of Grand Slam Holdings, LLC

Each of the persons named below is a citizen of the United States. The principal business address of each of the persons named below is 345 Park Avenue, New York, New York 10154. The principal occupation of each of the persons named below is serving as an executive of the Reporting Persons and/or their affiliated entities.

Name
------------
Chinh E. Chu
Julia Kahr



Directors and Officers of Grand Slam Acquisition Corp.

Each of the persons named below is a citizen of the United States. The principal business address of each of the persons named below is 345 Park Avenue, New York, New York 10154. The principal occupation of each of the persons named below is serving as an executive of the Reporting Persons and/or their affiliated entities.

Name
-------------
Chinh E. Chu
Julia Kahr